Exhibit 99 (a)(5)(F)

Del Taco Announces Increase in Number of Warrants

Subject to Warrant Tender Offer and Extension of Expiration Date

Lake Forest, California (July 25, 2016) – Del Taco Restaurants, Inc. (Nasdaq: TACO, TACOW) (the “Company,” “we” or “our”) today announced that it has increased from 6,750,000 to 7,750,000 the number of warrants subject to its previously announced offer to exchange (“Offer to Exchange”) 0.2780 shares of the Company’s common stock (“Shares”) for each outstanding Company warrant exercisable for Shares at an exercise price of $11.50 per Share (the “Warrants”) (approximately one Share for every 3.6 Warrants tendered). The Company also announced that the Offer to Exchange has been extended until 11:59 p.m., Eastern time, on August 8, 2016, unless further extended or terminated. The Offer to Exchange was previously scheduled to expire at 11:59 p.m., Eastern time, on August 5, 2016. As of July 22, 2016, 4,500 Warrants have been tendered and not withdrawn. In addition, all of our directors and officers who beneficially own Warrants have agreed to tender not less than 1,500,000 of their Warrants.

Except for the increase in the number of Warrants subject to the Offer to Exchange and the extension of the expiration date, all of the material terms and conditions set forth in the Offer to Exchange, the related letter of transmittal and the other offer materials for the Warrant tender offer remain unchanged. The Company will mail to the Warrant holders a supplement to the Offer to Exchange reflecting the increased size of the Warrant tender offer and the extension of the expiration date.

The Company will exchange all Warrants properly tendered and not properly withdrawn prior to the expiration of the Offer to Exchange, subject to proration, as described in the Offer to Exchange Letter that was filed with the U.S. Securities and Exchange Commission (the “SEC”) and distributed to Warrant holders. Because of the proration provisions described in the Offer to Exchange Letter, the Company may exchange less than all of the Warrants tendered by a Warrant holder if more than an aggregate of 7,750,000 Warrants are properly tendered and not properly withdrawn.

None of the Company, its board of directors, officers or employees, nor the financial advisor, depositary or the information agent makes any recommendations to Warrant holders as to whether to tender or refrain from tendering their Warrants pursuant to the Offer to Exchange Letter. Warrant holders must decide how many Warrants they will tender, if any.

The financial advisor for the Offer to Exchange is Piper Jaffray & Co. The information agent for the Offer to Exchange is Morrow Sodali. The depositary for the Offer to Exchange is Continental Stock Transfer & Trust Company.

Additional Information. This press release is for informational purposes only and is not an offer to purchase or a solicitation of an offer to sell securities. The Offer to Exchange described above is made only pursuant to a Tender Offer Statement on Schedule TO and related exhibits, including the Offer to Exchange Letter, Supplement to the Offer Exchange Letter, Letter of Transmittal and other related documents, filed with the SEC. Warrant holders should read the Tender Offer Statement on Schedule TO, Offer to Exchange Letter, Supplement to the Offer Exchange Letter, Letter of Transmittal and related exhibits, as they contain important information about the Offer to Exchange. Warrant holders can obtain these documents free of charge from the SEC’s website at www.sec.gov, or by directing a request to the information agent for the Offer to Exchange, Morrow Sodali, toll-free (855) 291-6792 (banks and brokerage firms, please call (203) 658-9400).

About Del Taco Restaurants, Inc.

Founded in 1964 in Southern California, Del Taco (NASDAQ: TACO) is the nation’s second largest Mexican Quick Service Restaurant chain. Known for serving Mexican and American favorites prepared fresh in every restaurants’ working kitchen, Del Taco’s menu items taste better because they are made with fresh ingredients like cheddar cheese grated from 40-lb blocks, hand chopped pico de gallo, fresh sliced avocado, slow cooked beans made from scratch, and fresh-grilled marinated chicken and carne asada steak. In June 2016, Del Taco reinvigorated its UnFreshing Believable® marketing campaign to further communicate its commitment to serve guests everything that they love, including choosing not to choose between tacos and fries, fresh prep and fair price, or great tasting food and the convenience of a drive thru. With nearly 550 restaurants in 16 states, Del Taco serves more than three million guests each week. For more information, follow Del Taco on Twitter, Facebook and Instagram or visit www.deltaco.com.

Forward-Looking Statements

In addition to historical information, this release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, information concerning completion of the Offer to Exchange, the Company’s possible or assumed future results of operations, business strategies, competitive position, industry environment, potential growth opportunities and the effects of regulation. These statements are based on the Company’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “target,” “may,” “will,” “should,” “future,” “propose,” “preliminary,” “guidance” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s management’s control that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks include, without limitation, consumer demand, our inability to successfully open company-owned or franchised restaurants or establish new markets, competition in our markets, our inability to grow and manage growth profitably, adverse changes in food and supply costs, our inability to access additional capital, changes in applicable laws or regulations, food safety and foodborne illness concerns, our inability to manage existing and to obtain additional franchisees, our inability to attract and retain qualified personnel, our inability to profitably expand into new markets, changes in, or the discontinuation of, the Company’s stock and Warrant repurchase program, and the possibility that we may be adversely affected by other economic, business, and/or competitive factors. Additional risks and uncertainties are identified and discussed in the Company’s reports filed with the SEC and available at the SEC’s website at www.sec.gov and the Company’s website at www.deltaco.com.

Forward-looking statements included in this release speak only as of the date of this release. The Company undertakes no obligation to update its forward-looking statements to reflect events or circumstances after the date of this release or otherwise.

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Media Contact:

Julia Young

(646) 277-1280

julia.young@icrinc.com

Investor Relations Contact:

Raphael Gross

(203) 682-8253

investor@deltaco.com